

10013269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, Illinois 60192

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report Letter

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2009

AMCOL International Corporation Savings Plan

Contents

plante
moran

Plante & Moran, PLLC
Suite 200
2155 Point Blvd.
Elgin, IL 60123
Tel: 847.697.6161
Fax: 847.697.6176
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation
Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan (the "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Elgin, Illinois
June 24, 2010

AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2009	2008
Assets		
Participant-directed investments (Note 3):		
Common collective trust fund	$ 31,085,664	$ 24,813,882
Mutual funds	27,650,169	19,917,972
AMCOL International Corporation Stock Fund	28,398,432	22,685,378
Self-directed brokerage accounts	1,535,894	1,274,207
Participant loans	2,299,910	2,193,240
Total participant-directed investments	90,970,069	70,884,679
Cash	-	4,213
Pending settlement receivable	21,162	350
Net Assets Available for Benefits - At fair value	90,991,231	70,889,242
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	2,254,914	4,005,958
Net Assets Available for Benefits	**$ 93,246,145**	**$ 74,895,200**

See Notes to Financial Statements.

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2009	2008
Additions		
Contributions:		
Participants	$ 4,931,943	$ 5,122,344
Employer	4,157,893	4,188,701
Total contributions	9,089,836	9,311,045
Investment income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	14,394,592	(26,298,659)
Dividends and interest	1,908,232	2,794,475
Total investment income (loss)	16,302,824	(23,504,184)
Total additions - Net	25,392,660	(14,193,139)
Deductions		
Benefits paid to participants	7,002,038	6,090,842
Management fees	39,677	39,823
Total deductions	7,041,715	6,130,665
Net Increase (Decrease) in Net Assets Available for Benefits	18,350,945	(20,323,804)
Net Assets Available for Benefits		
Beginning of year	74,895,200	95,219,004
End of year	**$ 93,246,145**	**$ 74,895,200**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 75 percent of their compensation, subject to the statutory maximum. The Corporation contributes a matching amount equal to the lower of the participant's deferral contributions or 4 percent of compensation. The Corporation's matching contributions are made in the form of AMCOL International Corporation common stock. The 4 percent matching contribution was $2,802,910 and $2,897,307 for the years ended December 31, 2009 and 2008, respectively. The Corporation also makes a special retirement contribution in the form of cash for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year. The 3 percent special retirement contribution was $1,354,984 and $1,291,394 as of December 31, 2009 and 2008, respectively.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested at all times in their account balances except for the Corporation's special contributions, which are 100 percent vested after five years.

Forfeited Accounts - Forfeitures of Corporation special contributions will be used to lower subsequent Corporation special contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $1,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will also be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Loans - Participants may borrow funds from the Plan. A participant's loan balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The participants must repay their loans within five years. The interest rate charged on loans to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis. Accounting standards require the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments - The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of mutual funds and company stock is based on quoted market prices. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at their amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2009 and 2008 are as follows with the common stock shown at fair value and the Merrill Lynch Retirement Preservation Trust Fund shown at contract value:

	2009	2008
Assets reported at fair value - AMCOL International Corporation common stock	$ 28,398,432	$ 22,685,378
Assets reported at contract value - Merrill Lynch Retirement Preservation Trust Fund	33,340,579	28,819,840

During 2009 and 2008, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $14,394,592 and $(26,298,659), respectively, as follows:

	2009	2008
Mutual funds	$ 4,078,039	$(13,111,740)
Self-directed brokerage accounts	312,558	(778,009)
AMCOL International Corporation common stock	10,003,995	(12,408,910)
Net appreciation (depreciation)	$ 14,394,592	$(26,298,659)

Note 4 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2009 and 2008, and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Note 4 - Fair Value (Continued)

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include participant loans.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Note 4 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Assets				
Mutual funds:				
Equity funds	$ 18,029,489	$ -	$ -	$ 18,029,489
Balanced funds	3,970,152	-	-	3,970,152
Bond funds	4,330,388	-	-	4,330,388
Fixed income funds	1,320,140	-	-	1,320,140
AMCOL International Corporation common stock	28,398,432	-	-	28,398,432
Self-directed brokerage accounts	1,535,894	-	-	1,535,894
Common collective trust funds	-	31,085,664	-	31,085,664
Participant loans	-	-	2,299,910	2,299,910

Note 4 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets				
Mutual funds:				
Equity funds	$ 14,044,089	$ -	$ -	$ 14,044,089
Balanced funds	3,021,555	-	-	3,021,555
Bond funds	2,136,146	-	-	2,136,146
Fixed income funds	716,182	-	-	716,182
AMCOL International Corporation common stock	22,685,378	-	-	22,685,378
Self-directed brokerage accounts	1,274,207	-	-	1,274,207
Common collective trust funds	-	24,813,882	-	24,813,882
Participant loans	-	-	2,193,240	2,193,240

The following table sets forth a summary of the changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2009 and 2008.

Balance - December 31, 2007	$ 2,075,390
Net loan issuances and settlements	117,850
Balance - December 31, 2008	2,193,240
Net loan issuances and settlements	106,670
Balance - December 31, 2009	$ 2,299,910

Note 4 - Fair Value (Continued)

At December 31, 2009 and 2008, the fair value of the common collective trust was $31,085,664 and $24,813,882, respectively. During 2009, some of the underlying assets within the synthetic GICs experienced depreciation as a result of the volatility and illiquidity in the fixed income securities market. According to the investment contract agreements, the wrap contract issuers have the option, under certain circumstances, of electing termination or immunization of the contract. Although not contractually obligated to do so, Bank of America, N.A. Holding Corporation, a wholly owned subsidiary of BAC North American Holding Corporation, provided a liquidity commitment of $175 million to the Trust to provide liquidity on an as-needed basis to fund the difference between the market value and the book value for current and anticipated plan initiated withdrawals. The facility will terminate on the later of (i) expiration of the 24-month period ending November 2011 or (ii) the last day of any calendar quarter where the market-to-book ratio equals or exceeds 100 percent. Upon termination of the liquidity commitment, any balance that has not been used to fund the difference between the market value and book value for current and anticipated plan initiated withdrawals will not be utilized. The Trust will not be obligated to repay any portion of the liquidity commitment that is utilized. As of December 31, 2009, $20,210,584 of the liquidity commitment had been used. In addition, in April 2009, the trustee adopted a $6.3 million per month limitation on plan-initiated withdrawals. This limitation does not affect participant-initiated withdrawals.

The Merrill Lynch Retirement Preservation Trust (the "Trust") is a collective trust which invests primarily in a broadly diversified portfolio of guaranteed investment contracts (GICs), synthetic GICs, bank investment contracts, separate accounts, and in high-quality money-market securities. The fair values of the investments in this category have been estimated using the net asset value per share of the investments.

Note 5 - Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related Trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related trust is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 6 - Related Party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch Trust Company and related entities. Merrill Lynch Trust Company is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, $33,340,579 and $28,819,840, respectively, of the total value of the Plan's investment assets consist of funds managed by Merrill Lynch Trust Company.

Additionally, the Plan's investments include the company stock of the Corporation. These transactions also qualify as party-in-interest transactions. As of December 31, 2009 and 2008, $28,398,432 and $22,685,378, respectively, of the total value of the Plan's investment assets consist of investments in the company stock of the Corporation.

Note 7 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 93,246,145	$ 74,895,200
Less adjustment from contract value to fair value	(2,254,915)	(4,005,958)
Net assets available for benefits per Form 5500	$ 90,991,230	$ 70,889,242

Note 9 - Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$ 18,350,945	$ (20,323,804)
Less adjustment from contract value to fair value	1,751,043	(3,748,352)
Net increase (decrease) in net assets available for benefits per Form 5500	$ 20,101,988	$ (24,072,156)

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2009

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 28,398,432
**	Merrill Lynch Retirement Preservation Trust Fund	Common collective trust fund	*	31,085,664
	BlackRock Government Income Fund	Mutual fund	*	2,108,442
	PIMCO Total Return Bond Fund	Mutual fund	*	1,320,140
	Thornburg International Value Fund	Mutual fund	*	3,570,354
	American Income Fund of America	Mutual fund	*	1,986,164
	Oakmark Equity & Income Fund	Mutual fund	*	1,072,118
	Columbia Marsico 21st Century Growth Fund	Mutual fund	*	3,103,764
	Aberdeen Small Cap Fund Inst	Mutual fund	*	1,161,043
	BlackRock Large Cap Fund	Mutual fund	*	525,455
	Van Kampen Growth & Income Fund	Mutual fund	*	528,624
	MFS Value Fund	Mutual fund	*	2,258,589
	Alger MidCap Growth Retirement Fund	Mutual fund	*	1,536,930
	AllianceBernstein Small-Mid Cap Value Fund	Mutual fund	*	1,280,008
	Fidelity Advisor Leveraged Company Stock Fund	Mutual fund	*	911,870
	Calvert Social Investment Income Fund	Mutual fund	*	2,221,946
	ING International Value Fund	Mutual fund	*	1,267,114
	Munder Micro-Cap Equity Fund	Mutual fund	*	752,752
	BlackRock S&P 500 Index Fund	Mutual fund	*	1,750,497
	BlackRock Small Cap (Russell 2000) Index Fund	Mutual fund	*	294,359
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	1,535,894
	Participant loans	Participant loans bearing interest at rates from 4.25% to 10.50%	-	2,299,910
		Total investments		**$90,970,069**

* Cost information not required
** Party in interest, as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 25, 2010



Amiel Naiman
On behalf of the Trustees as Plan Administrator

EXHIBIT INDEX

Exhibit No.	**Exhibit**
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-55540) on Form S-8 of our report dated June 24, 2010 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2009.

Plante & Moran, PLLC

Elgin, Illinois
June 24, 2010